UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   MC KEE, DONALD F
   7825 ANNESDALE DR
   CINCINNATI, OH  45243

2. Issuer Name and Ticker or Trading Symbol

   Ohio Casualty Corporation (OCAS)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year

   09/02

5. If Amendment, Date of Original (Month/Year)

   09/23/02

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

   CHIEF FINANCIAL OFFICER

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     491            I  Supplemental ESP
Common Stock                                                                                     1,220          I  Employee Savings
                                                                                                                   Pln
Common Stock                                  09/20/02    P        1,000         A  $16.3300                    I  by Trust
Common Stock                                  09/20/02    P        1,000         A  $16.7900                    I  by Trust
Common Stock                                  09/20/02    P        1,300         A  $16.9000                    I  by Trust
Common Stock                                  09/20/02    P        700           A  $16.9100     7,000          I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $16.5100        09/19/02       A         150,000                                        09/19/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     09/19/02  Common Stock                   150,000                   150,000       D   Direct
(right to buy)


Explanation of Responses:

Second installment of stock option granted pursuant to the employment agreement between Ohio Casualty Corporation and Donald F. McKee. This option vests in three equal installments beginning on September 19, 2003.


SIGNATURE OF REPORTING PERSON

/S/ MC KEE, DONALD F

DATE 09/30/02